Mail Stop 3561

December 17, 2008

Mr. David R. Jaffe
Chief Executive Officer
The Dress Barn, Inc.
30 Dunnigan Dr.
Suffern, NY 10901

> **Re:** **The Dress Barn, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **July 26, 2008**
> **Filed September 24, 2008**
> **File No. 000-11736**

Dear Mr. Jaffe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health Care Services